TransAlta Investor Day 2010 Conference

CALGARY, Alberta (Nov. 4, 2010) – TransAlta Corporation (TSX:TA;NYSE:TAC), will host its annual Investor Day on Wednesday, Nov. 10 in Toronto from 9 a.m. to noon (Eastern). Presenters include Steve Snyder, President and Chief Executive Officer, Dawn Farrell, Chief Operating Officer, and Brett Gellner, Chief Financial Officer.

A link to the live web cast will be available via TransAlta’s website, www.transalta.com, under Investor Presentations in the Investor Relations section. A recording of the web cast and transcript will also be available on the TransAlta website following the conference.

Dial-in number:
Toll-free North American participants – 1-888-396-8063

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media Inquiries: Bob Klager Director, Public Affairs Phone: (403) 267-7330 Email: bob_klager@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1-800-387-3598 in Canada and U.S Email: jess_nieukerk@transalta.com